Filed by Tyco International Ltd. and Mallickrodt Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company: Mallinckrodt Inc.
                                                       Commission File No. 1-483


FOR IMMEDIATE RELEASE:
(Monday, August 21, 2000)

CONTACTS:
Tyco International
Investor Relations                            Media Relations
J. Brad McGee                                 Judith Czelusniak
Senior Vice President                         Senior Vice President, Corporate
Tyco International (US) Inc.                  Relations
(603) 778-9700                                Tyco International (US) Inc.
                                              (561) 988-7424

Mallinckrodt
Investor Relations                            Media Relations
Bob Martsching                                Barbara Abbett
Staff Vice President, Investor Relations      Vice President, Corporate
Mallinckrodt Inc.                             Communications
(314) 654-3190                                Mallinckrodt Inc.
                                              (314) 654-5230


TYCO INTERNATIONAL AND MALLINCKRODT RECEIVE SECOND REQUEST FROM FEDERAL TRADE
                                   COMMISSION

              Companies Aim to Close Transaction by End of September

Pembroke, Bermuda and St. Louis, MO, August 21, 2000 -- Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC), a diversified manufacturing and service company, and Mallinckrodt Inc. (NYSE: MKG), a global healthcare company, today announced that they have received a second request for information from the Federal Trade Commission with respect to Tyco's proposed acquisition of Mallinckrodt. The second request focuses exclusively on the sales of endotracheal tubes. Tyco's total annual worldwide sales of endotracheal tubes are less than $20 million. Tyco and Mallinckrodt are working with the Federal Trade Commission to resolve the issues relating to these sales and are hopeful that the matter can be resolved in time to close the transaction by the end of September, as originally anticipated.

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About Mallinckrodt
Mallinckrodt is a global manufacturer and distributor of specialty medical products designed to sustain breathing, diagnose disease and relieve pain. Mallinckrodt does business in more than 100 countries and had fiscal 2000 net sales of $2.7 billion. Mallinckrodt is the industry leader in respiratory care products, including those used for oxygen monitoring, critical care ventilation and service as well as airway management disposables. In pharmaceuticals, Mallinckrodt is the number one manufacturer of bulk narcotics and other drug chemicals, and is the world's largest producer of acetaminophen. The growing dosage pharmaceutical segment is focused on pain management, addiction therapy and attention deficit hyperactivity disorder (ADHD). Mallinckrodt also provides laboratory and microelectronic chemicals. Its imaging products include contrast media used in x-ray, magnetic resonance imaging (MRI), computer axial tomography (C-T) and ultrasound diagnostic procedures. Mallinckrodt's radiopharmaceuticals are used for diagnostic and therapeutic nuclear medicine procedures.

About Tyco International
Tyco International Ltd. is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components and undersea telecommunications systems, and the world's largest manufacturer, installer and provider of fire protection systems and electronic security services. Tyco has strong leadership positions in disposable medical products, plastics and adhesives, and is the world's largest manufacturer of flow control valves. Tyco operates in more than 80 countries and has expected fiscal 2000 revenues of $28 billion.

Forward-Looking Information
This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing the following subjects: expected date of closing the acquisition and future financial and operating results.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of Mallinckrodt; failure of the Mallinckrodt shareholders to adopt the agreement providing for Tyco's acquisition of Mallinckrodt; and other economic, business, competitive and/or regulatory factors affecting Tyco's and Mallinckrodt's businesses generally.

More detailed information about these factors is set forth in Tyco's and Mallinckrodt's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K, as amended, for the fiscal year ended September 30, 1999, Mallinckrodt's Annual Report on Form 10-K for the fiscal year ended June 30, 1999, their most recent Quarterly Reports on Form 10-Q, as amended, their Current Reports on Form 8-K, and the Proxy Statement/Prospectus regarding the business combination dated August 10, 2000. Tyco and Mallinckrodt are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                          * * * * * * * * * * * * *

Investors and security holders are advised to read the Proxy Statement/Prospectus regarding the business combination transaction referenced in the foregoing information, because it will contain important information. The Proxy Statement/Prospectus, filed by Tyco International Ltd. and Mallinckrodt Inc., dated August 10, 2000, is on file with the Securities and Exchange. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Tyco and Mallinckrodt at the Commission's web site at www.sec.gov. The proxy statement/ prospectus and such other documents may also be obtained from Tyco or from Mallinckrodt by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to Mallinckrodt Inc., Attention: Corporate Secretary, P.O. Box 5840, 675 McDonnell Boulevard, St. Louis, MO 63134, USA, tel. (314) 654-2000.

Mallinckrodt and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Mallinckrodt's shareholders to adopt the agreement providing for Tyco's acquisition of Mallinckrodt. The participants in this solicitation may include the directors and executive officers of Mallinckrodt, who may have an interest in the transaction including as a result of holding shares or options of Mallinckrodt. A detailed list of the names and interests of Mallinckrodt's directors and executive officers is contained in Proxy Statement/Prospectus regarding the business combination dated August 10, 2000.

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